One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Martin H. Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

July 19, 2018

VIA EDGAR

Ms. Marianne Dobelbower, Esq.

Division of Investment Management

Office of Disclosure and Review

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:	Broadstone Real Estate Access Fund

Registration Statement on Form N-2 (File No. 333-226108)

Dear Ms. Dobelbower:

On behalf of Broadstone Real Estate Access Fund (the “Company”), we electronically transmitted for filing, under the Securities Act of 1933, as amended (the “Securities Act”), the Company’s Registration Statement on Form N-2 (the “Registration Statement”) (SEC File No. 333-226108). The Registration Statement relates to the continuous offering under Rule 415 of the Securities Act of up to 100,000,000 of the Company’s shares of beneficial interest.

In order to expedite a declaration of effectiveness of the Registration Statement, the Company hereby respectfully requests that the staff of the U.S. Securities and Exchange Commission (the “SEC”) conduct a selective review in accordance with SEC Release No. 6510, IC-13768, Revised Procedures for Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies (pub. avail. February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in Pre-Effective Amendment No. 1 to the Registration Statement filed by Broadstone Real Estate Access Fund, Inc. (“Pre-Effective Amendment No. 1”) (SEC File No. 333-220955), which was initially filed on February 1, 2018, and which was subject to review and comment, but was ultimately withdrawn via Form RW on July 9, 2018, except for (i) the deletion of Initial Contribution Transaction, as defined in Pre-Effective Amendment No. 1; (ii) the change of the tax election from real estate investment trust (“REIT”) to regulated investment company, and corresponding disclosure; (iii) applicable changes based the Company’s organization as a Delaware statutory trust, rather than a Maryland corporation; and (iv) disclosure relating to the use of a REIT subsidiary by the Company.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Marianne Dobelbower

July 19, 2018

Accordingly, the Company requests that the SEC staff review include only material that is underscored or otherwise marked to indicate changes between Post-Effective Amendment No. 1 and the Registration Statement.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me.

Sincerely,

/s/ Martin H. Dozier
Martin H. Dozier

cc:	John Moragne, Executive Vice President, General Counsel and Chief Compliance Officer,

Broadstone Real Estate, LLC

John Callan, Associate Counsel, Broadstone Real Estate, LLC